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                                                                    Exhibit 4



                            STOCK PURCHASE AGREEMENT


     THIS AGREEMENT is made the 30th day of May, 1995

     BETWEEN:

     (1)  KAISER CEMENT CORPORATION, an Arizona corporation ("Seller"); and

     (2)  USI AMERICAN HOLDINGS, INC., a Delaware corporation
          ("Purchaser").

     WHEREAS:

     (A) Seller is the registered and beneficial owner of all of the outstanding shares of capital stock (collectively, the "Sale Shares") of PH Property Development Company (the "Company").

     (B) Seller wishes to sell and the Purchaser wishes to purchase the Sale Shares on the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, IT IS HEREBY AGREED as follows:

          1.   Sale and Purchase of Shares.
               ---------------------------
               Subject to the terms and conditions of this Agreement, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, the Sale Shares free from any lien, option, charge and encumbrance, right of pre-emption or any other third party right and together with all benefits and rights attached thereto.


          2.   Purchase Price.
               --------------
               The total consideration for the sale of all of the Sale Shares shall be Fifty Five Million Five Hundred Sixty Three Thousand Five Hundred Seventy One Dollars ($55,563,571) (the "Purchase Price"), payable in cash at the Closing (as defined below), subject to post-Closing adjustment as provided in Section 7.


          3.   Closing.
               -------

               3.1  Date of Closing.  Subject to the satisfaction of each
                    ---------------
     of the conditions set forth in Section 5, the closing of the sale and purchase of the Sale Shares hereunder (the "Closing") shall take place at the offices of Weil, Gotshal & Manges, 767 Fifth Avenue, New York, New York, 10153 (or at such other place















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     as the parties may agree in writing) at 10:00 a.m., New York City time, on June 5, 1995 (the "Closing Date").

               3.2  Title to Sale Shares Prior to Closing.  Until the
                    -------------------------------------
     Closing, Seller shall continue to have full right, title and interest in and to the Sale Shares, including the right to receive any dividends, distributions or payments made with respect to the Sale Shares, and the right to vote the Sale Shares.


          4.   Actions Prior to Closing.
               ------------------------
               4.1  Best Efforts.  Each of the parties shall use its
                    ------------
     reasonable best efforts (without undue expense) to cause the fulfillment, at or prior to the Closing Date, of all of the conditions to their respective obligations to consummate the sale and purchase of the Sale Shares under this Agreement.

               4.2  Conduct of the Company's Business Prior to Closing.
                    --------------------------------------------------
     Seller agrees to use its reasonable best efforts to cause the Company to conduct its business in the ordinary and usual course consistent with past practices during the period from the date of this Agreement through the Closing.


          5.   Conditions of Closing.
               ----------------------
               The obligations of Seller to sell, and Purchaser to purchase, all of the Sale Shares are subject to the fulfillment, prior to or at the Closing, of each of the following:

               a. Hanson PLC shall have paid a stock dividend to its shareholders consisting of all of the outstanding shares of capital stock of Purchaser's parent, U.S. Industries, Inc. (the "Stock Dividend");

               b. There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction barring the consummation of the sale and purchase of the Sale Shares pursuant to this Agreement;

               c. Seller and Purchaser shall have executed an Indemnification Agreement in the form attached as Annex A (the "Indemnification Agreement"); and

               d. HM Anglo-American Ltd., HM Holdings, Inc., Seller, Kidde Industries Inc., HMB Holdings Inc., Endicott Johnson Corporation, Spartus Corporation, U.S. Industries, Inc. and Purchaser shall have executed a Tax Sharing Agreement in the form attached as Annex B (the "Tax Sharing Agreement").


















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     In addition to the foregoing and subject to the provisions of Section
     7.2, the obligation of Purchaser to purchase the Sale Shares is subject to the additional condition that there shall not have occurred a material adverse change in the assets, business, operations or financial condition of the Company and its subsidiaries, taken as a whole, during the period from the date of this Agreement to the Closing Date (a "Material Adverse Change").


          6.   Deliveries at Closing.
               ---------------------
               At the Closing, the parties shall make the following deliveries and take the following actions:

               a.   The parties shall deliver the Indemnification
          Agreement;

               b. The parties (and the other parties thereto) shall deliver the Tax Sharing Agreement;

               c. Seller shall deliver to Purchaser share certificates representing the Sale Shares, accompanied by stock powers or other appropriate transfer forms duly endorsed by Seller; and

               d. Purchaser shall transfer to Seller (to such account as shall be designated by Seller) the Purchase Price in immediately available funds.


          7.   Post-Closing Adjustments to Purchase Price.
               ------------------------------------------
               7.1  Adjustment to Purchase Price Due to Changes in the Net
                    ------------------------------------------------------
     Worth of the Company.
     --------------------
               a. The Purchase Price for the Sale Shares shall be adjusted by the amount by which (x) the Final Net Worth (as defined below) of the Company is greater or less than (y) the Company's pro forma net worth reflected in the balance sheet of the Company as at December 31, 1994 attached as Annex C (the "December 31, 1994 Balance Sheet").

               b. Final Net Worth shall mean the net worth as reflected on a balance sheet (a "Final Balance Sheet") of the Company as at the close of business (5:00 p.m., New York City time) on the Closing Date (the "Completion Time"), which Final Balance Sheet will be prepared by Seller, in consultation with Purchaser, in accordance with United States generally accepted accounting principles consistently applied.























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               c.   The parties shall cooperate reasonably in preparing the
          Final Balance Sheet. If the parties are unable to agree on the Final Balance Sheet and the required purchase price adjustment hereunder within 60 days after the Closing Date, however, either party may refer the dispute to arbitration by Robert K. Herdman, Vice Chairman of Accounting of Ernst & Young LLP (or such other partner thereof who may be mutually agreeable), whose decision shall be final and binding on the parties; provided, however,
                                                     --------  -------
          that if procedures then exist, pursuant to the Subscription Agreement expected to be entered into between U.S. Industries, Inc. and Hanson PLC, for determining the Final Net Worth of the Company (and for resolving disputes regarding Final Net Worth), the procedures under said Subscription Agreement shall instead be utilized and shall be binding on the parties hereto.

               d. Within 5 days after the final determination of Final Net Worth, the payment contemplated by Section 7.1(a) shall be made (in the event Final Net Worth is greater than pro forma net worth reflected on the December 31, 1994 Balance Sheet, such payment to be made by Purchaser, and in the event Final Net Worth is less than pro forma net worth reflected on the December 31, 1994 Balance Sheet, such payment to be made by Seller), in U.S. dollars, together with interest accruing on such amount from and including the Closing Date to but excluding the date of payment at the prime rate charged by Chemical Bank to its corporate customers during such period.

               7.2  Obligation to Close Notwithstanding the Occurrence of a
                    -------------------------------------------------------
     Material Adverse Change.  At any time prior to the Closing, Purchaser
     -----------------------
     may deliver to Seller a notification that, in Purchaser's reasonable judgment, a Material Adverse Change has occurred and setting forth, in reasonable detail, the basis therefore (a "MAC Notice"). Following Seller's receipt of such MAC Notice, Seller and Purchaser shall attempt to reach an agreement on (i) whether, in fact, a Material Adverse Change has occurred, and (ii) if a Material Adverse Change has occurred, an appropriate adjustment to the Purchase Price for the Sale Shares to reflect the change in the fair market value of such Sale Shares resulting from such Material Adverse Change. If the parties reach agreement on the foregoing prior to the Closing, and if all other conditions to the Closing have been satisfied, the Closing shall take place as provided herein except that the Purchase Price for the Sale Shares of the Company shall be adjusted in accordance with such agreement. If the parties are unable to reach agreement on the foregoing prior to the Closing, and if all other conditions to the Closing have been satisfied, then notwithstanding the provisions of
     Section 5, the Closing of






















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     the purchase and sale of the Sale Shares shall be held as scheduled on the Closing Date, the Sale Shares shall be purchased by the Purchaser at the original, unadjusted Purchase Price, and the parties' dispute concerning the alleged Material Adverse Change shall be resolved (and the adjustment to the Purchase Price for the Sale Shares, if any, shall be made), after the Closing. If the parties are unable to reach agreement on the existence and/or effect of an alleged Material
     Adverse Change within 30 days after delivery of the MAC Notice, the matter shall be resolved by arbitration pursuant to Section 9.

               If Purchaser does not deliver a MAC Notice to Seller prior to the Closing, Purchaser (and its permitted successors and assigns) shall waive any right it might otherwise have to assert after the Closing that a Material Adverse Change with respect to the Company had occurred whether or not Purchaser knew or should have known of such Material Adverse Change.


          8.   Further Agreements of the Parties.
               ---------------------------------
               8.1  Repayment of Certain Indebtedness.  Purchaser
                    ---------------------------------
     undertakes to cause the Company (and each of its respective subsidiaries) to repay all indebtedness (including accrued and unpaid interest thereon) that the Company (and each of its subsidiaries) owes to Seller and its subsidiaries and affiliates on or prior to 5:00 p.m., New York City time, on the Closing Date. Upon receipt of such funds, Purchaser shall deliver, or cause to be delivered, any notes representing such indebtedness for cancellation.

               8.2  Certain Employee Benefit Matters.  Following the
                    --------------------------------
     completion of the purchase and sale of the Sale Shares, Purchaser shall cause the Company to continue in effect any "employee benefit plans" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained or sponsored by the Company which cover the employees of the Company immediately prior to the date of this agreement (the "Plans") for a period at least until the completion of the transfer of all of the assets attributable to such Plans which are "pension plans" (within the meaning of Section 3(2) of ERISA) as set forth herein. As soon as practicable after the Closing, the Seller shall cause assets to be transferred from (A) any trust or trusts maintained by Seller or one of its affiliates which is tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and which is associated with one or more defined contribution plans maintained by Seller or one of its affiliates (the "Hanson DC Trust") to a mirror trust or trusts established by Purchaser (the "Purchaser DC Trust") in an amount determined as of the most recent valuation date of the Hanson DC Trust equal to the assets






















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     attributable to the account balances for each Plan which is a defined contribution plan, and (B) the Master Trust Agreement between HM Holdings, Inc. and Continental Bank, National Association dated January 1, 1988 (the "HMH Master Trust") to a mirror trust established by Purchaser (the "Purchaser Master Trust"), in an amount determined as of the most recent valuation date of the HMH Master Trust in accordance with ERISA for each Plan which is a defined benefit plan, in each case together with an allocable share of earnings and/or losses of the respective distributing trusts from such respective valuation dates to the actual dates of transfer of assets; provided, however that in no event shall such transfer take place until the Purchaser has furnished to Seller either: (A) a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plans that are intended to be qualified plans under Section 401(a) of the Code and the tax-exempt status of the Purchaser DC Trust and the Purchaser Master Trust under Section 501(a) of the Code or (B) an opinion of counsel of Purchaser that such plans and trusts are qualified under the Code. Following the Closing, the Purchaser shall continue in effect any Plan which is a "pension plan" (within the meaning of Section 3(2) of ERISA) for a period at least until the completion of the transfer of all of the assets attributable to such Plans from the Hanson DC Trust and the HMH Master Trust to the Purchaser DC Trust and the Purchaser Master Trust, respectively. Following the transfer of assets as contemplated hereunder, neither Seller nor any of its affiliates shall have any further obligation or responsibility with respect to such benefit liabilities under any Plan, which shall be considered for all purposes as having been satisfied as a result of such transfer.

               8.3  Further Assurance.  The parties hereto undertake to co
                    -----------------
     -operate in good faith to ensure that they do such acts and things as may reasonably be necessary to complete the sale and purchase of the Sale Shares. At all times after the date of this Agreement and after the completion of the sale and purchase of the Sale Shares, the parties shall use their reasonable best efforts to procure that any necessary third party shall execute such documents and do such acts and things as may reasonably be required for the purpose of giving to Seller and Purchaser, respectively, the full benefit of all the provisions of this Agreement. Seller and Purchaser will use their reasonable best efforts to obtain any consent, substitution, approval or amendment required to novate or assign all agreements, leases, licenses and other rights of any nature whatsoever relating to the assets, rights and other things of the Company of value to Purchaser, including without limitation the release of Seller and its subsidiaries and affiliates from any guarantees, surety bonds, letters of credit or similar items previously entered into or made for the benefit of the Company; provided, however, that
























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     neither Seller nor Purchaser shall be obligated to pay any consideration therefor (except for filing fees and other similar charges) to the third party from whom such consents, approvals, substitutions and amendments are requested. If Seller or Purchaser is unable to obtain any such required consent, approval, substitution or amendment, Seller (or its subsidiaries) shall continue to be bound by such agreements, leases, licenses and other rights and, unless not permitted by law or the terms thereof, Purchaser (or its subsidiaries) shall, as agent for Seller (or its subsidiaries) or as subcontractor, pay, perform and discharge fully all the obligations of Seller (or its subsidiaries) thereunder from and after the Closing and indemnify and hold harmless Seller and its subsidiaries from and against, all losses, claims, damages, taxes, liabilities and expenses whatsoever arising out of or in connection with Purchaser's (or its subsidiaries' or affiliates') performance of or omission to perform its obligations thereunder and hereunder. Seller (or its subsidiaries) shall, without further consideration, pay and remit to Purchaser (or its subsidiaries) promptly all money, rights and other consideration received in respect of such performance after payment of any taxes due from Seller (or its affiliates) with respect to such receipt. Seller (or its subsidiaries) shall exercise their rights and options under all such agreements, leases, licenses and other rights and commitments referred to in this Section 8.3 only as reasonably directed by Purchaser and at Purchaser's expense. If and when any such consent shall be obtained or such agreement, lease, license or other rights shall otherwise become assignable or able to be novated, Seller (or its subsidiaries) shall promptly assign all its rights and obligations thereunder to Purchaser (or its subsidiaries) without payment of further consideration and Purchaser (or its subsidiaries) shall, without the payment of any further consideration, assume such rights and obligations. To the extent that the assignment of any contract or agreement or the proceeds thereof pursuant to this Section 8.3 is prohibited by law, the assignment provisions of this paragraph shall operate to create a subcontract with the Purchaser to perform each relevant, unassignable contract or agreement, and the subcontract price shall be equal to the money, rights and other consideration (after tax) received by Seller with respect to the performance by Purchaser under such subcontract.

               8.4  No Warranties.  Other than as explicitly provided
                    -------------
     herein, Seller does not, in this Agreement or any other agreement, instrument or document contemplated by this Agreement, make any representation as to, warranty of or covenant (whether express or implied) with respect to, the value of the Sale Shares. Other than as explicitly provided herein, the Sale Shares, as well as all assets of the Company, to be acquired, directly or indirectly, by the Purchaser hereunder are
























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     transferred on an "AS IS, WHERE IS" basis.  The parties acknowledge and agree that the Purchase Price for the Sale Shares of the Company represents the mutually agreed upon fair market value of such Sale Shares, and neither party (or their respective permitted successors and assigns) shall have the right at any time in the future to make any claim or raise any dispute with respect to the adequacy or fairness of the consideration paid for any of the Sale Shares.

               8.5  Transfer Taxes.  Any and all transfer taxes, stamp
                    --------------
     duties and similar charges relating to the purchase and sale of the Sale Shares shall be paid by Seller. Except as provided in the preceding sentence or specifically provided elsewhere in this Agreement, all matters under this Agreement relating to Taxes and Tax Returns (both as defined in the Tax Sharing Agreement) shall be governed by the Tax Sharing Agreement.

               8.6  Use of Trade Names and Trademarks.  Neither Purchaser
                    ---------------------------------
     nor the Company shall have any right, title or interest in or to, nor shall Purchaser or the Company use, the name "Hanson", or any combination or derivation of such name, or any trade name, logo or trademark currently employed by Hanson PLC, Seller, the Company or any subsidiary of Hanson PLC containing or using such name; provided,
                                                             --------
      however, that the Company may use such until December 31, 1995 only
      -------
     with respect to any stock stationery, packaging materials, purchase orders, or like forms.


          9.   Arbitration.
               -----------
               Resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, statute or otherwise, including, but not limited to, disputes over arbitrability and disputes in connection with claims by third parties except for disputes relating to the matters set forth in Section 7.1 herein, which shall be resolved in the manner set forth therein (collectively, "Disputes") shall be exclusively governed by and settled in accordance with the provisions of this Section 9; provided,
                                                                  --------
      however, that nothing contained herein shall preclude either party
      -------
     from seeking or obtaining (a) injunctive relief or (b) equitable or other judicial relief to enforce the provisions hereof or, pending resolution of Disputes hereunder, to preserve the status quo. Seller or Purchaser (each a "Party") may commence proceedings hereunder by delivering a written notice to the other Party providing reasonable description of the Dispute to the other, and expressly requesting arbitration hereunder. The parties hereby agree to submit all Disputes to arbitration under the terms hereof, which arbitration shall be final, conclusive and binding upon the parties, their successors and assigns. The arbitration shall be conducted in New York City by three arbitrators acting

















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     by majority vote (the "Panel") selected by agreement of the Parties not later than ten (10) days after delivery of the Demand or, failing such agreement, appointed pursuant to the commercial arbitration rules of the American Arbitration Association, as amended from time to time (the "AAA Rules"). If an arbitrator so selected becomes unable to serve, his or her successors shall be similarly selected or appointed. The arbitration shall be conducted pursuant to the Federal Arbitration Act and such procedures as the Parties may agree, or, in the absence of or failing such agreement, pursuant to the AAA Rules. Notwithstanding the foregoing: (i) each Party shall have the right to audit the books and records of the other Party that are reasonably related to the Dispute; (ii) each Party shall provide to the other, reasonably in advance of any hearing, copies of all documents which a Party intends to present in such hearing; and (iii) each party shall be allowed to conduct reasonable discovery through written requests for information, document requests, requests for stipulation of fact and depositions, the nature and extent of which discovery shall be determined by the Panel, taking into account the needs of the Parties and the desirability of making discovery expeditious and cost effective. All hearings shall be conducted on an expedited schedule, and all proceedings shall be confidential. Either party may at its expense make a stenographic record thereof. The Panel shall complete all hearings not later than ninety (90) days after its selection or appointment, and shall make a final award not later than thirty (30) days thereafter. The award shall be in writing and shall specify the factual and legal basis for the award. The Panel shall apportion all costs and expenses of arbitration, including the Panel's fees and expenses and fees and expenses of experts, between the prevailing and non-prevailing Party as the Panel deems fair and reasonable. Notwithstanding the foregoing, in no event may the Panel award multiple, punitive or exemplary damages. Any arbitration award shall be binding and enforceable against the parties hereto and judgment may be entered thereon in any court of competent jurisdiction.


          10.  Miscellaneous.
               -------------
               10.1   No Impeachment.  Neither of the parties hereto shall
                      --------------
     impeach this Agreement on the grounds that any of the Directors of Seller stand in any fiduciary position to Purchaser or that any of the Directors of Purchaser stand in any fiduciary position to Seller or that the Directors of either party do not constitute an independent Board.

               10.2   Assignments.  Except as provided in this Section
                      -----------
     10.2, neither party may assign or transfer any of its rights and obligations under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing,






















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     Seller acknowledges and agrees that Purchaser may assign its rights and obligations under this Agreement (but not its rights and
                                               ---
     obligations under the Indemnification Agreement and the Tax Sharing and Indemnification Agreement annexed hereto), to Jacuzzi, Inc., Jacuzzi, Inc. may assign such rights and obligations to JUSI Holdings, Inc., and JUSI Holdings, Inc. may assign such rights and obligations to one or more of its subsidiaries, provided that such an assignment shall have no effect on, and shall not be deemed to constitute a release of Purchaser (or Jacuzzi, Inc. or JUSI Holdings, Inc.) from, its obligations under this Agreement.

               10.3   Governing Law; Counterparts.  This Agreement shall be
                      ---------------------------
     governed by and construed in accordance with the internal laws of the State of New York and may be executed in more than one counterpart and by different parties of each counterpart and all such counterparts when executed shall form one and the same agreements.





















































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               IN WITNESS WHEREOF, Seller and Purchaser have caused this
     Agreement to be signed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.


                                   KAISER CEMENT CORPORATION

                                   By:  /s/ George H. Hempstead
                                      -------------------------------------
                                      Name:  George H. Hempstead
                                      Title: Vice President



                                   USI AMERICAN HOLDINGS, INC.

                                   By:  /s/ Graham Dransfield
                                      -------------------------------------
                                      Name:  Graham Dransfield
                                      Title: Vice President














































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